UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

    (Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number    1-14201

SEMPRA ENERGY SAVINGS PLAN, SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN, SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN, SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN AND MESQUITE POWER, LLC SAVINGS PLAN

(Full title of the Plans)

SEMPRA ENERGY

(Name of the issuer of the securities held pursuant to the Plan)

101 Ash Street, San Diego, California 92101

(Address of principal executive office of the issuer)

TABLE OF CONTENTS

AUDITED FINANCIAL STATEMENTS

Sempra Energy Savings Plan
San Diego Gas & Electric Company Savings Plan
Southern California Gas Company Retirement Savings Plan
Sempra Energy Trading Retirement Savings Plan
Mesquite Power, LLC Savings Plan

SIGNATURES

Sempra Energy Savings Plan

Financial Statements as of and for the Years Ended December 31, 2007 and 2006, Supplemental Schedule as of December 31, 2007, and Report of Independent Registered Public Accounting Firm

SEMPRA ENERGY SAVINGS PLAN

NOTE:

Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the Trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

Sempra Energy Savings Plan:
San Diego, California

We have audited the accompanying statements of net assets available for benefits of the Sempra Energy Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 27, 2008

SEMPRA ENERGY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

(Dollars in thousands)

	2007	2006

CASH AND CASH EQUIVALENTS	$46	$19

INVESTMENT — Investment in Sempra Energy Savings Master Trust	187,938	167,589

RECEIVABLES:
Dividends	304	293
Employer contributions	988	940

Total receivables	1,292	1,233

NET ASSETS AVAILABLE FOR BENEFITS	$189,276	$168,841

See notes to financial statements.

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SEMPRA ENERGY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Dollars in thousands)

	2007	2006

ADDITIONS:
Net investment income — Plan interest in Sempra Energy Savings Master Trust investment income	$14,969	$23,892

Contributions:
Employer	3,722	3,752
Participating employees	10,466	11,716

Total contributions	14,188	15,468

Transfers from plans of related entities	7,806	5,552

Total additions	36,963	44,912

DEDUCTIONS:
Distributions to participants or their beneficiaries	14,315	14,096
Transfers to plans of related entities	2,191	16,189
Administrative expenses	22	24

Total deductions	16,528	30,309

NET INCREASE IN NET ASSETS BEFORE PLAN MERGERS	20,435	14,603

MERGER OF TWIN OAKS SAVINGS PLAN	—	2,546

MERGER OF EL DORADO ENERGY, LLC SAVINGS PLAN	—	1,853

NET INCREASE IN NET ASSETS	20,435	19,002

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	168,841	149,839

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$189,276	$168,841

See notes to financial statements.

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SEMPRA ENERGY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.           PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Sempra Energy Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Sempra Energy or any affiliate who has adopted this Plan (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in Sempra Energy common stock and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2006, participants who had an account balance in two or more plans of the Company and its subsidiaries were informed that their multiple balances would be consolidated into a like plan sponsored by their current or most recent employer, unless they requested to have their balances remain in multiple plans.

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participant assets from one plan to another.

Plan Mergers — In July 2005, the Company purchased the remaining 50% ownership interest in El Dorado Energy, LLC (El Dorado). As a result of this purchase, effective January 1, 2006, the El Dorado Energy, LLC Savings Plan (El Dorado Plan) was merged into the Plan to provide employees of El Dorado and its subsidiaries with retirement benefits. On that same date, the participant balances in the El Dorado Plan were transferred to the Plan. As a result, the Plan has included $1,852,799 as an increase in net assets from the merged plan on the statement of changes in net assets available for benefits for the year ended December 31, 2006.

In April 2006, the Company sold Twin Oaks Power, LP, a wholly owned subsidiary, to PNM Resources, Inc., and the Twin Oaks Savings Plan (Twin Oaks Plan) was merged into the Plan. On November 30, 2006, any remaining participant balances not distributed or rolled over to another qualified retirement plan as of that date were merged into the Plan from the Twin Oaks Plan. As a result, the Plan has included $2,545,566 as an increase in net assets from the merged plan on the statement of changes in net assets available for benefits for the year ended December 31, 2006.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Pursuant to Section 401(a) of the Internal Revenue Code (IRC), participants may contribute up to 25% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The IRC limited total individual pretax contributions to $15,500 and $15,000 in 2007 and 2006, respectively. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $5,000 on a pretax basis for both 2007 and 2006 (remaining at $5,000 in 2008, with inflation adjustments after that until December 31, 2010). The Plan allows for automatic enrollment of newly

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hired employees who either do not elect a specific deferral percentage or do not opt-out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the default investment vehicle for 2006 was the T. Rowe Price Personal Strategy Balanced Fund.  For 2007, the default investment vehicle is the Retirement Fund at T. Rowe Price, with the fund option determined by the calculated retirement date of the participant.

Effective February 1, 2007, the initial automatic deferral amount of 3% of eligible pay automatically increases by 1% up to 6% every May. Employees hired after January 1, 2007, have the option to opt-out, and employees hired prior to that date have the option to opt-in.

Employer Nonelective Matching Contributions — The Company makes matching contributions to the Plan for all Plan participants except for those employed by El Dorado. The matching contributions are equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. For the participants employed by El Dorado, that company makes matching contributions to the Plan equal to 100% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. Employer contributions are funded, in part, from the Sempra Energy Employee Stock Ownership Plan and Trust. The Company’s matching contributions are invested in Sempra Energy common stock. Total Employer nonelective matching contributions for the years ended December 31, 2007 and 2006, were $2,734,858 and $2,642,162, respectively.

Discretionary Incentive Contribution — If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive guidelines established each year, the Company will make an additional incentive contribution for all participants except those employed by El Dorado, as determined by the board of directors of Sempra Energy. Incentive contributions of 1% of eligible compensation for all eligible participants except those employed by EI Dorado were made for each of 2007 and 2006. For participants of the Plan employed by El Dorado, each year that company will make an additional incentive contribution of not less than 3% and not more than 6% of eligible pay. For 2007 and 2006, El Dorado contributed 3.49% and 6%, respectively. Incentive contributions were made on March 14, 2008 and March 19, 2007, to all employees employed on December 31, 2007 and 2006, respectively. The contributions were made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the years ended December 31, 2007 and 2006, were $987,827 and $940,366, respectively. These amounts are reflected in Employer contributions receivable on the statements of net assets available for benefits as of December 31, 2007 and 2006, respectively.

Participant Accounts — A separate account is established and maintained in the name of each participant and reflects the participant’s contributions, the employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in

5

Sempra Energy common stock, specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account, Tradelink. Within the Tradelink brokerage account, participants may invest a maximum of 50% of the value of their accounts (excluding the employer matching account).

Payment of Dividends — Participants may elect, at any time, to either receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account or receive their vested account balance in a single lump-sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related Party Transactions — Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee of the Company receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption and investment management fees. Fees paid by the Plan to the recordkeeper for administrative services were $22,466 and $24,413 for the years ended December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006, the Plan held, through the Master Trust, 1,003,524 and 996,323 shares of common stock of Sempra Energy, the sponsoring Employer, with a cost basis of $55,327,427 and $43,834,316 and recorded dividend income of $1,208,807 and $1,247,501, respectively, during the years then ended.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and

6

assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Adoption of New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurements.  SFAS No. 157 is effective for financial statements issued for the plan for fiscal years beginning after November 17, 2007.  Plan management does not expect the adoption of SFAS No. 157 to have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses. In the Master Trust, participant loans (see Note 4) are carried at outstanding loan balances plus accrued interest.

The Master Trust’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year end. Common/collective trust funds are stated at estimated fair value as determined by the issuer of the common/collective trust funds based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets, which represent the quoted fair market values of the underlying investments, by its units outstanding at the valuation dates.

The Master Trust invests in the T. Rowe Price Stable Value Common Trust Fund, which is a stable value fund. The fund invests principally in guaranteed investment contracts (GICs) issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (SICs) issued by banks, insurance companies and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Contract value approximates fair value at December 31, 2007 and 2006.

Effective January 1, 2006, the Plan adopted FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP). Under the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value with an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The adoption of the FSP did not have a material effect on the Plan’s financial statements and did not impact the amount of net assets available for benefits.

Purchases and sales of securities are recorded on the trade dates. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $0 and $233,798 at December 31, 2007 and 2006, respectively.

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3.            TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated November 14, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.            PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans are amortized over 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of December 31, 2007 and 2006, interest rates on loans ranged from 5.00% to 10.50% in both years and as of December 31, 2007, had maturity dates through July 2022. The balance of the Plan’s participant loans of $1,889,841 and $1,854,530 is included in Investment in Sempra Energy Savings Master Trust on the statement of net assets available for benefits as of December 31, 2007 and 2006, respectively.

5.            INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan (the Trustee), and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual Plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro-rata share, per share calculation, or by transaction in a specific fund. At December 31, 2007 and 2006, the Plan’s interest in the net assets of the Master Trust was approximately 9% and 8%, respectively.

The net assets available for benefits of the Master Trust at December 31, 2007 and 2006, are summarized as follows:

	2007	2006

At fair value:
Sempra Energy common stock	$997,411	$976,079
Mutual funds	935,745	595,147
At estimated fair value — common/collective trusts	217,407	458,160
At cost — participant loans	40,015	35,511

Net assets available for benefits	$2,190,578	$2,064,897

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Net appreciation and dividend and interest income for the Master Trust for the years ended December 31, 2007 and 2006, are as follows:

	2007	2006

Net appreciation of investments at fair value:
Sempra Energy common stock	$99,550	$200,176
Mutual funds	18,891	36,229
Net (depreciation) appreciation of investments at estimated fair value:
Common/collective trusts	(23,649)	56,121

Net appreciation of investments	$94,792	$292,526

Dividend income	$80,240	$51,388
Interest income	$2,875	$2,193

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2007 and 2006:

	2007		2006

Sempra Energy common stock	$62,098		$55,834
Vanguard Institutional Index Fund	28,541	*	—
T. Rowe Price Personal Strategy Balanced Fund	17,380		15,936
T. Rowe Price Small-Cap Stock Fund	16,177		18,459
Fidelity Select International Fund	14,048		11,345
T. Rowe Price Equity Index Trust	—		27,372	*

*   Effective April 2, 2007, the Vanguard Institutional Index Fund replaced the T. Rowe Price Equity Index Trust.

The Plan, through the Master Trust, invests in various securities as detailed above. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

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6.            NONPARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant directed investments despite the employee’s ability to subsequently transfer them into other investments. The investment of employer discretionary incentive contributions follows participant direction. Information about the Sempra Energy common stock investments held by the Master Trust, and the significant components of the changes therein, for the years ended December 31, 2007 and 2006, are as follows:

	2007	2006

Nonparticipant directed assets — Sempra Energy common stock in the Master Trust	$40,051	$37,581

Changes in assets:
Contributions	$2,735	$2,642
Net appreciation and dividend income	5,628	7,338
Distributions to participants or their beneficiaries	(2,803)	(2,546)
Transfers to participant directed investments	(3,728)	(2,561)
Transfers (to) from plans of related entities	638	(1,306)

Total change in assets	$2,470	$3,567

7.            SUBSEQUENT EVENTS

Effective January 1, 2008, the employee contribution salary deferral limits have increased from 25% to 50% of eligible pay on a pretax basis, an after-tax basis or a combination thereof.

Effective August 1, 2008, the Fidelity US Bond Index Fund will be replaced by Vanguard Total Bond Market Index Fund.

Effective August 1, 2008, the fee currently paid in the T. Rowe Price Stable Value Fund will be lowered from 0.45% to 0.25% of total fund assets.  The fee is used primarily to pay normal operating expenses, including custodial, accounting and investment advisory fees.

******

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SUPPLEMENTAL SCHEDULE

11

SEMPRA ENERGY SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i —

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

(c)
	(b)	Description of Investment		(e)
	Identity of Issuer, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, Collateral	Cost	Value

*	Participant loans	Interest rates from 5.00% to 10.50%; maturities from January 2008 through July 2022	**	$1,889,841

*        Party-in-interest to the Plan

**     Cost not required to be presented for participant directed investments

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San Diego Gas & Electric Company Savings Plan

Financial Statements as of and for the Years Ended December 31, 2007 and 2006, Supplemental Schedule as of December 31, 2007, and Report of Independent Registered Public Accounting Firm

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTE:

Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

San Diego Gas & Electric Company Savings Plan:
San Diego, California

We have audited the accompanying statements of net assets available for benefits of the San Diego Gas & Electric Company Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 27, 2008

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

(Dollars in thousands)

	2007	2006

CASH AND CASH EQUIVALENTS	$27	$8

INVESTMENT — Investment in Sempra Energy Savings Master Trust	858,648	810,802

RECEIVABLES:
Dividends	1,785	1,853
Employer contributions	3,147	2,950

Total receivables	4,932	4,803

NET ASSETS AVAILABLE FOR BENEFITS	$863,607	$815,613

See notes to financial statements.

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SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Dollars in thousands)

	2007	2006

ADDITIONS:
Net investment income — Plan interest in Sempra Energy Savings Master Trust investment income	$68,556	$138,881

Contributions:
Employer	12,132	11,265
Participating employees	39,787	36,712

Total contributions	51,919	47,977

Transfers from plans of related entities	1,899	20,236

Total additions	122,374	207,094

DEDUCTIONS:
Distributions to participants or their beneficiaries	67,110	37,926
Transfers to plans of related entities	7,119	6,374
Administrative expenses	151	146

Total deductions	74,380	44,446

NET INCREASE	47,994	162,648

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	815,613	652,965

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$863,607	$815,613

See notes to financial statements.

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SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.            PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the San Diego Gas & Electric Company Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of San Diego Gas & Electric Company (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2006, participants who had an account balance in two or more plans of the Company and Sempra Energy or its subsidiaries were informed that their multiple balances would be consolidated into a like plan sponsored by their current or most recent employer, unless they requested to have their balances remain in multiple plans.

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Pursuant to 401(a) of the Internal Revenue Code (the IRC), participants may contribute up to 25% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The IRC limited total individual pretax contributions to $15,500 and $15,000 in 2007 and 2006, respectively. Catch-up contributions are permitted for participants of at least 50 years of age. The catch up provision provided these participants the opportunity to contribute an additional $5,000 on a pretax basis for both 2007 and 2006 (remaining at $5,000 in 2008, with inflation adjustments after that until December 31, 2010). The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt-out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the default investment vehicle for 2006 was the T. Rowe Price Personal Strategy Balanced Fund.  For 2007, the default investment vehicle is the Retirement Fund at T. Rowe Price, with the fund option determined by the calculated retirement date of the participant.

Effective February 1, 2007, the initial automatic deferral amount of 3% of eligible pay automatically increases by 1% up to 6% every May. Employees hired after January 1, 2007, have the option to opt-out and employees hired prior to that date have the option to opt-in.

Employer Nonelective Matching Contributions — The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution, up to 6% of eligible pay, each pay period. The Company’s matching contributions are invested in Sempra Energy common stock. Total employer

4

nonelective matching contributions for the years ended December 31, 2007 and 2006, were $8,985,198 and $8,315,592, respectively.

Discretionary Incentive Contribution — If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive guidelines established each year, the Company will make an additional incentive contribution as determined by the Board of Directors of Sempra Energy. Incentive contributions of 1% of eligible compensation were made for each of 2007 and 2006. The incentive contributions were made on March 14, 2008 and March 19, 2007, to all employees employed on December 31, 2007 and 2006, respectively. For 2007 and 2006, the contributions were made in the form of cash and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the years ended December 31, 2007 and 2006, were $3,147,076 and $2,949,690, respectively. These amounts are reflected in employer contributions receivable on the statements of net assets available for benefits as of December 31, 2007 and 2006, respectively.

Participant Accounts — A separate account is established and maintained in the name of each participant and reflects the participant’s contributions, the employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro-rata share, as defined in the Plan document.

Participants are allowed to redirect up to 100% of the shares in the employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account, Tradelink, prior to February 1, 2007 and Tradelink Plus thereafter. Within the Tradelink brokerage account, participants could invest a maximum of 50% of the value of their accounts (excluding the employer matching account).  Effective February 1, 2007, the brokerage account was changed to Tradelink Plus.  Within the Tradelink Plus brokerage account, participants may invest a maximum of 10% of the value of their accounts (excluding the employer matching account).  This change does not affect the account balances prior to the change.

Payment of Dividends — Cash dividends on the shares of Sempra Energy common stock held in the account balances of active employees are reinvested in Sempra Energy common stock. Former employees that elect to leave their accounts in the Plan have a one-time election to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest the dividends in Sempra Energy common stock.

5

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account or receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee of the Company receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption and investment management fees. Fees paid by the Plan to the recordkeeper for administrative services were $151,036 and $145,847 for the years ended December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006, the Plan held, through the Master Trust, 6,396,012 and 6,880,755 shares of common stock of Sempra Energy, the sponsoring employer, with a cost basis of $360,069,889 and $306,393,884 and recorded dividend income of $7,371,893 and $7,425,768, respectively, during the years then ended.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results may differ from those estimates.

Adoption of New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurements.  SFAS No. 157 is effective for financial statements issued for the plan for fiscal years beginning after November 17, 2007.  Plan management does not expect the adoption of SFAS No. 157 to have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

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Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses. In the Master Trust, participant loans (see Note 4) are carried at outstanding loan balances plus accrued interest.

The Master Trust’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year-end. Common/collective trust funds are stated at estimated fair value as determined by the issuer of the common/collective trust funds based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets, which represent the quoted fair market values of the underlying investments, by its units outstanding at the valuation dates.

The Master Trust invests in the T. Rowe Price Stable Value Common Trust Fund, which is a stable value fund. The fund invests principally in guaranteed investment contracts (GICs) issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (SICs) issued by banks, insurance companies and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Contract value approximates fair value at December 31, 2007 and 2006.

Effective January 1, 2006, the Plan adopted FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP). Under the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value with an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The adoption of the FSP did not have a material effect on the Plan’s financial statements and did not impact the amount of net assets available for benefits.

Purchases and sales of securities are recorded on the trade dates. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $1,630,570 and $2,376,692 at December 31, 2007 and 2006, respectively.

3.            TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated November 14, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

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4.            PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans are amortized over 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of December 31, 2007 and 2006, interest rates on loans ranged from 5.0% to 10.5%, in both years, and, as of December 31, 2007, had maturity dates through November 2022. The balance of the Plan’s participant loans of $15,061,103 and $12,892,016 is included in Investment in Sempra Energy Savings Master Trust on the statement of net assets available for benefits as of December 31, 2007 and 2006, respectively.

5.            INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan (the Trustee), and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro-rata share, per share calculation, or by transaction in a specific fund. At both December 31, 2007 and 2006, the Plan’s interest in the net assets of the Master Trust was approximately 39%.

The net assets available for benefits of the Master Trust at December 31, 2007 and 2006, are summarized as follows:

	2007	2006

At fair value:
Sempra Energy common stock	$997,411	$976,079
Mutual funds	935,745	595,147
At estimated fair value — common/collective trusts	217,407	458,160
At cost — participant loans	40,015	35,511

Net assets available for benefits	$2,190,578	$2,064,897

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Net appreciation, and dividend and interest income for the Master Trust for the years ended December 31, 2007 and 2006, are as follows:

	2007	2006

Net appreciation of investments at fair value:
Sempra Energy common stock	$99,550	$200,176
Mutual funds	18,891	36,229
Net (depreciation) appreciation of investments at estimated fair value:
Common/collective trusts	(23,649)	56,121

Net appreciation of investments	$94,792	$292,526

Dividend income	$80,240	$51,388
Interest income	$2,875	$2,193

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2007 and 2006:

	2007		2006

Sempra Energy common stock	$395,785		$385,598
Vanguard Institutional Index Fund	109,704	*	—
T. Rowe Price Small-Cap Stock Fund	65,609		72,668
Fidelity Select International Fund	53,001		44,446
T. Rowe Personal Strategy Balanced Fund	49,680		41,882
T. Rowe Price Equity Index Trust	—		112,235	*

*   Effective April 2, 2007, the Vanguard Institutional Index Fund replaced the T. Rowe Price Equity Index Trust.

The Plan, through the Master Trust, invests in various securities as detailed above. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

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6.            NONPARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant directed investments, despite the employee’s ability to subsequently transfer them into other investments. The investment of the employer discretionary incentive contributions follows participant direction. Information about the Sempra Energy common stock investments held by the Master Trust, and the significant components of the changes therein, for the years ended December 31, 2007 and 2006, are as follows:

	2007	2006

Nonparticipant directed assets — Sempra Energy common stock in the Master Trust	$203,276	$198,378

Changes in assets:
Contributions	$8,986	$8,316
Net appreciation and dividend income	23,229	45,553
Distributions to participants or their beneficiaries	(13,348)	(8,028)
Transfers to participant directed investments	(13,333)	(8,620)
Transfers (to) from plans of related entities	(636)	2,032

Total change in assets	$4,898	$39,253

7.            SUBSEQUENT EVENTS

Effective January 1, 2008, employer contributions for the Plan are funded, in part, from the Sempra Energy Employee Stock Ownership Plan.

Also effective January 1, 2008, for non-represented participants only, the employee contribution salary deferral limits have increased from 25% to 50% of eligible pay on a pretax basis, an after-tax basis or a combination thereof.

Effective August 1, 2008, the Fidelity US Bond Index Fund will be replaced by Vanguard Total Bond Market Index Fund.

Effective August 1, 2008, the fee currently paid in the T. Rowe Price Stable Value Fund will be lowered from 0.45% to 0.25% of total fund assets.  The fee is used primarily to pay normal operating expenses, including custodial, accounting and investment advisory fees.

******

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SUPPLEMENTAL SCHEDULE

11

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i —

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

(c)
	(b)	Description of Investment		(e)
	Identity of Issuer, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, Collateral	Cost	Value

*	Participant loans	Interest rates from 5.0% to 10.5%; maturities from January 2008 through November 2022	**	$15,061,103

*   Party-in-interest to the Plan

** Cost not required to be presented for participant directed investments

12

Southern California Gas Company Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2007 and 2006, Supplemental Schedule as of December 31, 2007, and Report of Independent Registered Public Accounting Firm

SOUTHERN CALIFORNIA GAS COMPANY
RETIREMENT SAVINGS PLAN

NOTE:

Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

Southern California Gas Company Retirement Savings Plan:
San Diego, California

We have audited the accompanying statements of net assets available for benefits of the Southern California Gas Company Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 27, 2008

SOUTHERN CALIFORNIA GAS COMPANY

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

(Dollars in thousands)

	2007	2006

CASH AND CASH EQUIVALENTS	$112	$318

INVESTMENT — Investment in Sempra Energy Savings Master Trust	1,073,035	1,026,439

RECEIVABLES:
Dividends	2,255	2,380
Employer contributions	1,311	1,231

Total receivables	3,566	3,611

NET ASSETS AVAILABLE FOR BENEFITS	$1,076,713	$1,030,368

See notes to financial statements.

2

SOUTHERN CALIFORNIA GAS COMPANY

RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Dollars in thousands)

	2007	2006

ADDITIONS:
Net investment income — Plan interest in Sempra Energy Savings Master Trust investment income	$89,467	$173,477

Contributions:
Employer	12,098	11,423
Participating employees	40,850	38,115

Total contributions	52,948	49,538

Transfers from plans of related entities	1,550	3,814

Total additions	143,965	226,829

DEDUCTIONS:
Distributions to participants or their beneficiaries	95,191	64,465
Transfers to plans of related entities	2,224	6,625
Administrative expenses	205	199

Total deductions	97,620	71,289

NET INCREASE	46,345	155,540

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	1,030,368	874,828

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$1,076,713	$1,030,368

See notes to financial statements.

3

SOUTHERN CALIFORNIA GAS COMPANY
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.            PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Southern California Gas Company Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Southern California Gas Company (the Company or Employer) with retirement benefits. All employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2006, participants who had an account balance in two or more plans of the Company and Sempra Energy or its subsidiaries were informed that their multiple balances would be consolidated into a like plan sponsored by their current or most recent employer, unless they requested to have their balances remain in multiple plans.

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Pursuant to Section 401(a) of the Internal Revenue Code (the IRC), participants may contribute up to 25% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The IRC limited total individual pretax contributions to $15,500 and $15,000 in 2007 and 2006, respectively. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $5,000 on a pretax basis for both 2007 and 2006 (remaining at $5,000 in 2008, with inflation adjustments after that until December 31, 2010). The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt-out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay, and the default investment vehicle for 2006 was the T. Rowe Price Personal Strategy Balanced Fund.  For 2007, the default investment vehicle is the Retirement Fund at T. Rowe Price with the fund option determined by the calculated retirement date of the participant.

Employer Nonelective Matching Contribution — The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. Employer contributions are funded in part from the Sempra Energy Employee Stock Ownership Plan and Trust. Total employer nonelective matching contributions for the years ended December 31, 2007 and 2006, were $10,786,241 and $10,191,603, respectively.

4

Discretionary Incentive Contribution — If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional incentive contribution as determined by the Board of Directors of Sempra Energy for nonrepresented employees. Incentive contributions of 1% of eligible compensation were made for each of 2007 and 2006, respectively. The incentive contributions were made on March 14, 2008 and March 19, 2007, to all employees employed on December 31, 2007 and 2006, respectively. For 2007 and 2006, the contributions were made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the years ended December 31, 2007 and 2006, were $1,311,359 and $1,231,198, respectively. These amounts are reflected in employer contributions receivable on the statements of net assets available for benefits as of December 31, 2007 and 2006, respectively.

Participant Accounts — A separate account is established and maintained in the name of each participant and reflects the participant’s contributions, the employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Participants are allowed to redirect up to 100% of the shares in the employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account, Tradelink. Within the Tradelink brokerage account, participants may invest a maximum of 50% of the value of their accounts (excluding the employer matching account).

Payment of Dividends — Cash dividends on the shares of Sempra Energy common stock held in the account balances of active employees are reinvested in Sempra Energy common stock. Former employees that elect to leave their accounts in the Plan have a one-time election to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest the dividends in Sempra Energy common stock.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account or receive their vested account balance in a single lump-sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

5

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related Party Transactions — Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee of the Company receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption and investment management fees. Fees paid by the Plan to the recordkeeper for administrative services were $204,764 and $199,562 for the years ended December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006, the Plan held, through the Master Trust, 8,389,168 and 9,194,976 shares of common stock of Sempra Energy, the sponsoring employer, with a cost basis of $472,211,847 and $414,258,001 and recorded dividend income of $9,391,659 and $9,860,032, respectively, during the years then ended.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Adoption of New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurements.  SFAS No. 157 is effective for financial statements issued for the plan for fiscal years beginning after November 17, 2007.  Plan management does not expect the adoption of SFAS No. 157 to have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses. In the Master Trust, participant loans (see Note 4) are carried at outstanding loan balances plus accrued interest.

The Master Trust’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year-end. Common/collective trust funds are stated at estimated fair value as determined by the issuer of the common/collective trust funds based on the unit values of the funds. Unit values are determined by

6

dividing the fund’s net assets, which represent the quoted fair market values of the underlying investments, by its units outstanding at the valuation dates.

The Master Trust invests in the T. Rowe Price Stable Value Common Trust Fund, which is a stable value fund. The fund invests principally in guaranteed investment contracts (GICs) issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (SICs) issued by banks, insurance companies and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Contract value approximates fair value at December 31, 2007 and 2006.

Effective January 1, 2006, the Plan adopted FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP). Under the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value with an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The adoption of the FSP did not have a material effect on the Plan’s financial statements and did not impact the amount of net assets available for benefits.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $618,485 and $7,014 at December 31, 2007 and 2006, respectively.

3.            TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated November 14, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan’s management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.            PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans have a maximum repayment period of 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of December 31, 2007 and 2006, interest rates on loans ranged from 5% to 10.5%, in both years, and, as of December 31, 2007, had maturity dates through December 2022. The balance of the Plan’s participant loans of $22,143,361 and $19,746,540 is included in Investment in Sempra Energy Savings Master Trust on the statements of net assets available for benefits as of December 31, 2007 and 2006, respectively.

7

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the plan (the Trustee), and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro-rata share, per share calculation, or a transaction in an individual fund. At December 31, 2007 and 2006, the Plan’s interest in the net assets of the Master Trust was approximately 49% and 50%, respectively.

The net assets available for benefits of the Master Trust at December 31, 2007 and 2006, are summarized as follows:

	2007	2006

At fair value:
Sempra Energy common stock	$997,411	$976,079
Mutual funds	935,745	595,147
At estimated fair value — common/collective trusts	217,407	458,160
At cost — participant loans	40,015	35,511

Net assets available for benefits	$2,190,578	$2,064,897

Net appreciation and dividend and interest income for the Master Trust for the years ended December 31, 2007 and 2006, are as follows:

	2007	2006

Net appreciation of investments at fair value:
Sempra Energy common stock	$99,550	$200,176
Mutual funds	18,891	36,229
Net (depreciation) appreciation of investments at estimated fair value:
Common/collective trusts	(23,649)	56,121

Net appreciation of investments	$94,792	$292,526

Dividend income	$80,240	$51,388
Interest income	$2,875	$2,193

8

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2007 and 2006, are as follows:

	2007		2006

Sempra Energy common stock	$519,122		$515,286
Vanguard Institutional Index Fund	116,174	*	—
Personal Strategy Balanced Fund	71,246		62,172
T. Rowe Price Stable Value Fund	60,112		60,345
Small-Cap Stock Fund	48,907	**	53,756
T. Rowe Price Equity Index Trust	—		117,030	*

* Effective April 2, 2007, the Vanguard Institutional Index Fund replaced the T. Rowe Price Equity Index Trust.

** This investment does not represent 5% or more of the Plan’s assets at December 31, 2007, but is shown for comparative purposes.

The Plan, through the Master Trust, invests in various securities as detailed above. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

6.                      NONPARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant directed investments, despite the employee’s ability to subsequently transfer them into other investments. The investment of employer discretionary incentive contributions follows participant direction. Information about the Sempra Energy common stock investments held by the Master Trust, and the significant components of the changes therein, for the years ended December 31, 2007 and 2006, are as follows:

	2007	2006

Nonparticipant directed investments — Sempra Energy common stock in the Master Trust	$252,075	$249,560

Changes in assets:
Contributions	$10,786	$10,191
Net appreciation and dividend income	30,047	56,060
Distributions to participants or their beneficiaries	(15,074)	(10,584)
Transfers to participant directed investments	(23,242)	(20,942)
Transfers to plans of related entities	(2)	(371)

Total change in assets	$2,515	$34,354

9

7.                      SUBSEQUENT EVENTS

Effective January 1, 2008, for non-represented participants only, the employee contribution salary deferral limits have increased from 25% to 50% of eligible pay on a pretax basis, an after-tax basis or a combination thereof.

Effective May 1, 2008, for non-represented participants, the initial automatic deferral amount of 3% of eligible pay automatically increases by 1% up to 6% every May.

Effective August 1, 2008, the Fidelity US Bond Index Fund will be replaced by Vanguard Total Bond Market Index Fund.

Effective August 1, 2008, the fee currently paid in the T. Rowe Price Stable Value Fund will be lowered from 0.45% to 0.25% of total fund assets.  The fee is used primarily to pay normal operating expenses, including custodial, accounting and investment advisory fees.

******

10

SUPPLEMENTAL SCHEDULE

11

SOUTHERN CALIFORNIA GAS COMPANY

RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i —

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

(c)
	(b)	Description of Investment		(e)
	Identity of Issuer, Borrower,	Including Maturity Date, Rate	(d)	Current
(a)	Lessor, or Similar Party	of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 5.0% to 10.5%; maturities from January 2008 through December 2022	**	$22,143,361

*          Party-in-interest to the Plan

**        Cost not required to be presented for participant directed investments

12

Sempra Energy Trading Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2007 and 2006, Supplemental Schedule as of December 31, 2007, and Report of Independent Registered Public Accounting Firm

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

NOTE:

Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

Sempra Energy Trading Retirement Savings Plan:
San Diego, California

We have audited the accompanying statements of net assets available for benefits of the Sempra Energy Trading Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 27, 2008

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

(Dollars in thousands)

	2007	2006

CASH AND CASH EQUIVALENTS	$8	$3

INVESTMENT — Investment in Sempra Energy Savings Master Trust	64,002	52,517

RECEIVABLES:
Dividends	99	101
Employer contributions	596	522

Total receivables	695	623

NET ASSETS AVAILABLE FOR BENEFITS	$64,705	$53,143

See notes to financial statements.

2

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Dollars in thousands)

	2007	2006

ADDITIONS:
Net investment income — Plan interest in Sempra Energy Savings Master Trust investment income	$4,624	$8,056

Contributions:
Employer	3,182	2,686
Participating employees	6,256	4,928

Total contributions	9,438	7,614

Transfers from plans of related entities	—	185

Total additions	14,062	15,855

DEDUCTIONS:
Distributions to participants or their beneficiaries	2,492	1,590
Transfers to plans of related entities	—	572
Administrative expenses	8	7

Total deductions	2,500	2,169

NET INCREASE	11,562	13,686

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	53,143	39,457

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$64,705	$53,143

See notes to financial statements.

3

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Sempra Energy Trading Retirement Savings Plan (the Plan) is provided for general information purposes only and is operative until April 1, 2008 as described in Note 7. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Sempra Energy Trading (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2006, participants who had an account balance in two or more plans of the Company and Sempra Energy and its subsidiaries were informed that their multiple balances would be consolidated into a like plan sponsored by their current or most recent employer, unless they requested to have their balances remain in multiple plans.

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Pursuant to section 401(a) of the Internal Revenue Code (the IRC), participants may contribute up to 25% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The IRC limited total individual pretax contributions to $15,500 and $15,000 in 2007 and 2006, respectively. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $5,000 on a pretax basis for both 2007 and 2006 (remaining at $5,000 in 2008, with inflation adjustments after that until December 31, 2010). The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the default investment vehicle for 2006 was the T. Rowe Price Personal Strategy Balanced Fund.  For 2007, the default investment vehicle is the Retirement Fund at T. Rowe Price, with the fund option determined by the calculated retirement date of the participant.

Effective February 1, 2007, the initial automatic deferral amount of 3% of eligible pay automatically increases by 1% up to 6% every May. Employees hired after January 1, 2007, have the option to opt-out and employees hired prior to that date have the option to opt-in.

Employer Nonelective Matching Contributions — After one year of service in which an employee works at least 1,000 hours of service, the Company makes contributions to the Plan, each pay period, based on the participant’s contributions and years of service as follows:

4

Less than five years of service	1/3 of participant contributions up to 6% of eligible pay
Five to nine years of service	2/3 of participant contributions up to 6% of eligible pay
Ten years or more of service	100% of participant contributions up to 6% of eligible pay

The Company also provides an additional matching contribution of 15% of the participant’s total pre-tax contribution, subject to certain limitations described in the Plan document. This additional matching contribution was made for the years ended December 31, 2007 and 2006. The Company’s nonelective matching contributions and additional matching contributions are invested in Sempra Energy common stock. Total employer nonelective matching contributions and additional matching contributions for the years ended December 31, 2007 and 2006, were $2,585,967 and $2,163,142, respectively.

Discretionary Incentive Contribution — If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive guidelines established each year, the Company will make an additional incentive contribution as determined by the Board of Directors of Sempra Energy. Incentive contributions of 1% of eligible compensation were made for each of 2007 and 2006. The incentive contributions were made on March 14, 2008 and March 19, 2007, to all employees employed on December 31, 2007 and 2006, respectively. For 2007 and 2006, contributions were made in the form of cash and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the years ended December 31, 2007 and 2006, were $595,963 and $522,379, respectively. These amounts are reflected in employer contributions receivable on the statements of net assets available for benefits as of December 31, 2007 and 2006, respectively.

Participant Accounts — A separate account is established and maintained in the name of each participant and reflects the participant’s contributions and the employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Participants are allowed to redirect up to 100% of the shares in the employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account, Tradelink. Within the Tradelink brokerage account, participants may invest a maximum of 50% of the value of their accounts (excluding the employer matching account).

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

5

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account or receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s record-keeper; therefore, these transactions qualify as party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of the Company and Sempra Energy. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption and investment management fees. Fees paid by the Plan to the recordkeeper for investment management services were $7,410 and $6,610 for the years ended December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006, the Plan, through the Master Trust, held 318,183 and 335,772 shares of common stock of Sempra Energy, the sponsoring employer, with a cost basis of $18,041,434 and $15,148,652, and recorded dividend income of $431,406 and $401,004, respectively, during the years then ended.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Adoption of New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurements.  SFAS No. 157 is effective for financial statements issued for the plan for fiscal years beginning after November 17, 2007.  Plan management does not expect the adoption of SFAS No. 157 to have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

6

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses. In the Master Trust, participant loans (see Note 4) are carried at outstanding loan balances plus accrued interest.

The Master Trust’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year-end. Common/collective trust funds are stated at estimated fair value as determined by the issuer of the common/collective trust funds based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets, which represent the quoted fair market values of the underlying investments, by its units outstanding at the valuation dates.

The Master Trust invests in the T. Rowe Price Stable Value Common Trust Fund, which is a stable value fund. The fund invests principally in guaranteed investment contracts (GICs) issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (SICs) issued by banks, insurance companies and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Contract value approximates fair value at December 31, 2007 and 2006.

Effective January 1, 2006, the Plan adopted FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP). Under the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value with an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The adoption of the FSP did not have a material effect on the Plan’s financial statements and did not impact the amount of net assets available for benefits.

Purchases and sales of securities are recorded on the trade dates. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2007 and 2006, respectively.

3.       TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated November 14, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans have a maximum repayment period of 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of December 31, 2007 and 2006, interest rates on loans ranged from 5.0% to 9.25% in both years and as of December 31, 2007 had maturity dates through June 2022. The balance of the Plan’s participant loans of $661,778 and $682,581 is included in Investment in Sempra Energy Savings Master Trust on the statements of net assets available for benefits as of December 31, 2007 and 2006, respectively.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan (the Trustee), and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per share calculation, or by transaction in a specific fund. At both December 31, 2007 and 2006, the Plan’s interest in the net assets of the Master Trust was approximately 3%.

Net assets available for benefits of the Master Trust at December 31, 2007 and 2006, are as follows:

	2007	2006

At fair value:
Sempra Energy common stock	$997,411	$976,079
Mutual funds	935,745	595,147
At estimated fair value — common/collective trusts	217,407	458,160
At cost — participant loans	40,015	35,511

Net assets available for benefits	$2,190,578	$2,064,897

8

Net appreciation and dividend and interest income for the Master Trust for the years ended December 31, 2007 and 2006, are as follows:

	2007	2006

Net appreciation of investments at fair value:
Sempra Energy common stock	$99,550	$200,176
Mutual funds	18,891	36,229
Net (depreciation) appreciation of investments at estimated fair value:
Common/collective trusts	(23,649)	56,121

Net appreciation of investments	$94,792	$292,526

Dividend income	$80,240	$51,388
Interest income	$2,875	$2,193

The following investments held by the Plan through the Master Trust at December 31, 2007 and 2006, represent 5% or more of the Plan’s assets:

	2007		2006

Sempra Energy common stock	$19,689		$18,817
Vanguard Institutional Index Fund	7,014	*	—
Fidelity Select International Fund	6,504		4,453
T. Rowe Price Personal Strategy Balanced Fund	5,716		3,955
T. Rowe Price Small-Cap Stock Fund	4,723		4,730
T. Rowe Price Personal Strategy Growth Fund	3,639		3,182
T. Rowe Price Equity Index Trust	—		6,036	*

*    Effective April 2, 2007, the Vanguard Institutional Index Fund replaced the T. Rowe Price Equity Index Trust.

The Plan, through the Master Trust, invests in various securities as detailed above. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

9

6.                      NONPARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s nonelective matching contributions and any additional matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant directed investments, despite the employee’s ability to subsequently transfer them into other investments. The investment of employer discretionary incentive contributions follows participant direction. Information about the Sempra Energy common stock investments held by the Master Trust, and the significant components of the changes therein, for the years ended December 31, 2007 and 2006, are as follows:

	2007	2006

Nonparticipant directed assets — Sempra Energy common stock in the Master Trust	$15,224	$14,501

Changes in assets:
Contributions	$2,566	$2,155
Net appreciation and dividend income	1,856	3,092
Distributions to participants or their beneficiaries	(416)	(348)
Transfers to participant directed investments	(3,283)	(560)
Transfers (to) from plans of related entities	—	(48)

Total change in assets	$723	$4,291

7.                      SUBSEQUENT EVENT

On April 1, 2008, the parent company sold it’s interest in the Employer to a joint venture created in a transaction with the Royal Bank of Scotland.  As of that date, the Plan will provide retiree benefits for employees of the newly created joint venture and the Plan’s net assets available for benefits were transferred from the Master Trust to a newly created stand-alone trust.

******

10

SUPPLEMENTAL SCHEDULE

11

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i —

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

(c)
	(b)	Description of Investment		(e)
	Identity of Issuer, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, Collateral	Cost	Value

*	Participant loans	Interest rates from 5% to 9.25%; maturities from April 2008 through June 2022	**	$661,778

*	Party-in-interest to the Plan
**	Cost not applicable for participant directed investments

12

Mesquite Power, LLC Savings Plan

Financial Statements as of and for the Years Ended December 31, 2007 and 2006, Supplemental Schedule as of December 31, 2007, and Report of Independent Registered Public Accounting Firm

MESQUITE POWER, LLC SAVINGS PLAN

NOTE:

Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

Mesquite Power, LLC Savings Plan:
San Diego, California

We have audited the accompanying statements of net assets available for benefits of the Mesquite Power, LLC Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 27, 2008

MESQUITE POWER, LLC SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006

INVESTMENT — Investment in Sempra Energy Savings Master Trust	$1,855,667	$1,514,491

RECEIVABLES:
Dividends	3,573	2,888
Employer contribution	149,252	124,909

Total other assets	152,825	127,797

NET ASSETS AVAILABLE FOR BENEFITS	$2,008,492	$1,642,288

See notes to financial statements.

MESQUITE POWER, LLC SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006

ADDITIONS:
Net investment income — Plan interest in Sempra Energy Savings Master Trust investment income	$118,635	$205,250

Contributions:
Employer	276,198	232,659
Participating employees	221,155	194,559

Total contributions	497,353	427,218

Total additions	615,988	632,468

DEDUCTIONS:
Distributions to participants or their beneficiaries	249,634	56,927
Administrative expenses	150	100

Total deductions	249,784	57,027

NET INCREASE	366,204	575,441

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	1,642,288	1,066,847

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$2,008,492	$1,642,288

See notes to financial statements.

MESQUITE POWER, LLC SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Mesquite Power, LLC Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan, adopted November 1, 2002, is a defined contribution plan that provides employees of Mesquite Power LLC (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2006, participants who had an account balance in two or more plans of the Company and Sempra Energy and its subsidiaries were informed that their multiple balances would be consolidated into a like plan sponsored by their current or most recent employer, unless they requested to have their balances remain in multiple plans.

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Pursuant to Section 401(a) of the Internal Revenue Code (the IRC), each participant may contribute up to 15% of eligible pay on a pretax basis. The IRC limited total individual pretax contributions to $15,500 and $15,000 in 2007 and 2006, respectively. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $5,000 on a pretax basis for both 2007 and 2006 (remaining at $5,000 in 2008, with inflation adjustments after that until December 31, 2010). The Plan allows for automatic enrollment for newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the default investment vehicle for 2006 was the T. Rowe Price Stable Value Fund.  For 2007, the default investment vehicle is the Retirement Fund at T. Rowe Price, with the fund option determined by the calculated retirement date of the participant.

Effective February 1, 2007, the initial automatic deferral amount of 3% of eligible pay automatically increases by 1% up to 6% every May. Employees hired after January 1, 2007, have the option to opt-out and employees hired prior to that date have the option to opt-in.

Employer Nonelective Matching Contribution — After one year of service in which an employee works at least 1,000 hours of service, the Company makes contributions to the Plan of 100% of the participant’s contributions up to 6% of eligible pay, each pay period. The Company’s matching contributions are invested in Sempra Energy common stock. Total employer nonelective matching contributions for the years ended December 31, 2007 and 2006, were $126,945 and $107,750, respectively.

Discretionary Incentive Contribution — If established performance goals and targets of the Company are met in accordance with the terms of the incentive guidelines established each year, the Company will make an additional incentive contribution of 0% to 6% of the participant’s eligible pay. Incentive contributions of 5.81% and 5.52% were made for 2007 and 2006, respectively. Incentive contributions were made on March 14, 2008 and March 19, 2007, to all employees employed on December 31, 2007 and 2006, respectively. For 2007 and 2006, contributions were made in the form of cash and invested according to each participant’s investment election on the date of contributions. Total discretionary incentive contributions for the years ended December 31, 2007 and 2006, were $149,252 and $124,909, respectively. These amounts are reflected in employer contributions receivable on the statements of net assets available for benefits as of December 31, 2007 and 2006, respectively.

Participant Accounts — A separate account is established and maintained in the name of each participant and reflects the participant’s contributions, the employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Participants are allowed to redirect up to 100% of the shares in the employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock or specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account or receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee of the Company receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the Plan, including recordkeeping, trustee, loan, redemption and investment management fees. Fees paid by the Plan to the record-keeper for administrative services were $150 and $100 for the years ended December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006, the Plan held, through the Master Trust, 11,591 and 9,696 shares of common stock of Sempra Energy, the sponsoring employer, with a cost basis of $659,053 and $444,721 and recorded dividend income of $13,333 and $11,795, respectively, during the years then ended.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Adoption of New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurements.  SFAS No. 157 is effective for financial statements issued for the plan for fiscal years beginning after November 17, 2007.  Plan management does not expect the adoption of SFAS No. 157 to have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses. In the Master Trust, participant loans (see Note 4) are carried at outstanding loan balances plus accrued interest.

The Master Trust’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year-end. Common/collective trust funds are stated at estimated fair value as determined by the issuer of the common/collective trust funds based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets, which represent the quoted fair market values of the underlying investments, by its units outstanding at the valuation dates.

The Master Trust invests in the T. Rowe Price Stable Value Common Trust Fund, which is a stable value fund. The fund invests principally in guaranteed investment contracts (GICs) issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (SICs) issued by banks, insurance companies and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Contract value approximates fair value at December 31, 2007 and 2006.

Effective January 1, 2006, the Plan adopted FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP). Under the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value with an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The adoption of the FSP did not have a material effect on the Plan’s financial statements and did not impact the amount of net assets available for benefits.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2007 and 2006.

3.                      TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated March 23, 2006, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have one loan outstanding. Primary residence loans have a maximum repayment period of 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of December 31, 2007 and 2006, the interest rate on loans ranged from 7.75% to 9.25% and 6.25% to 9.25%, respectively, and, as of December 31, 2007, had maturity dates through October 2012. The balance of the Plan’s participant loans of $69,447 and $40,152 is included in Investment in Sempra Energy Savings Master Trust on the statement of net assets available for benefits as of December 31, 2007 and 2006, respectively.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan (the Trustee), and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balance. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per share calculation, or by transaction in a specific fund. At December 31, 2007 and 2006, the Plan had less than a 1% interest in the net assets of the Master Trust.

The net assets available for benefits of the Master Trust at December 31, 2007 and 2006, are summarized as follows:

	2007	2006

At fair value:
Sempra Energy common stock	$997,411	$976,079
Mutual funds	935,745	595,147
At estimated fair value — common/collective trusts	217,407	458,160
At cost — participant loans	40,015	35,511

Net assets available for benefits	$2,190,578	$2,064,897

Net appreciation, and dividend and interest income for the Master Trust for the years ended December 31, 2007 and 2006, are as follows:

	2007	2006

Net appreciation of investments at fair value:
Sempra Energy common stock	$99,550	$200,176
Mutual funds	18,891	36,229
Net (depreciation) appreciation of investments at estimated fair value:
Common/collective trusts	(23,649)	56,121

Net appreciation of investments	$94,792	$292,526

Dividend income	$80,240	$51,388
Interest income	$2,875	$2,193

The following investments held by the Plan through the Master Trust at December 31, 2007 and 2006, represent 5% or more of the Plan’s assets:

	2007		2006

Sempra Energy common stock	$717		$543
T. Rowe Price Stable Value Fund	435		332
T. Rowe Price Small-Cap Stock Fund	150		203
Real Estate Fund	44	*	112

* This investment does not represent 5% or more of the Plan’s assets at December 31, 2007, but is shown for comparative purposes.

The Plan, through the Master Trust, invests in various securities as detailed above. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

6.                      NONPARTICIPANT DIRECTED INVESTMENTS

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant directed investments, despite the employee’s ability to subsequently transfer them into other investments. The investment of employer discretionary incentive contributions follows participant direction. Information about the Sempra Energy common stock investments held by the Master Trust, and the significant components of the changes therein, for the years ended December 31, 2007 and 2006, are as follows:

	2007	2006

Nonparticipant directed assets — Sempra Energy common stock in the Master Trust	$519,640	$380,012

Changes in assets:
Contributions	$126,945	$107,750
Net appreciation and dividend income	53,826	80,717
Distributions to participants or their beneficiaries	(26,851)	(12,936)
Transfers to participant directed investments	(14,292)	(40,270)

Total change in assets	$139,628	$135,261

7.                      SUBSEQUENT EVENTS

Effective January 1, 2008, the participant deferral limit has increased from 15% to 50% of eligible pay on a pretax basis.

Effective August 1, 2008, the Fidelity US Bond Index Fund will be replaced by Vanguard Total Bond Market Index Fund.

Effective August 1, 2008, the fee currently paid in the T. Rowe Price Stable Value Fund will be lowered from 0.45% to 0.25% of total fund assets.  The fee is used primarily to pay normal operating expenses, including custodial, accounting and investment advisory fees.

******

SUPPLEMENTAL SCHEDULE

MESQUITE POWER, LLC SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i —

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

(c)
	(b)	Description of Investment		(e)
	Identity of Issuer, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 7.75% to 9.25%; maturities from January 2008 through October 2012	**	$69,447

*	Party-in-interest to the Plan
**	Cost not required to be presented for participant directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans’ sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SEMPRA ENERGY SAVINGS PLAN (Full title of the Plan)

Date: June 27, 2008	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President Human Resources, Sempra Energy

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN (Full title of the Plan)

Date: June 27, 2008	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President Human Resources, Sempra Energy

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN (Full title of the Plan)

Date: June 27, 2008	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President Human Resources, Sempra Energy

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN (Full title of the Plan)

Date: June 27, 2008	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President Human Resources, Sempra Energy

MESQUITE POWER, LLC SAVINGS PLAN (Full title of the Plan)

Date: June 27, 2008	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President Human Resources, Sempra Energy